EXHIBIT 1
DATED THE 27TH DAY OF NOVEMBER 2006
BEIJING HOLDINGS LIMITED
and
CHINA BIOTECH HOLDINGS LIMITED
SALE AND PURCHASE AGREEMENT
relating to shares in
CHINA TECHNOLOGY DEVELOPMENT
GROUP CORPORATION

CONTENTS

1.	Definitions and Interpretation	1
2.	Sale and Purchase of the SPA Sale Shares	4
3.	Conditions Precedent	5
4.	Consideration	6
5.	Completion	6
6.	Default under Clauses 3 and 5	8
7.	Representations, Warranties and Undertakings by the Vendor	8
8.	Representations and Warranties as to Authority and Legality	12
9.	Representations, Warranties and Undertakings of the Purchaser	12
10.	Severability	13
11.	Entire Agreement	13
12.	Access	13
13.	Time	13
14.	Announcements and Confidentality	13
15.	Assignment	14
16.	Notices and Other Communication	14
17.	Costs and Expenses	15
18.	Further Assurance	15
19.	Counterpart	15
20.	Governing Law	15

Execution		16

Schedules

Schedule 1	Particulars of the Issuer	17
Schedule 2	Group Structure Chart	18
Schedule 3	Representations, Warranties and Undertakings of the Vendor	19
Schedule 4	Escrow Agreement	25

Execution Copy
THIS AGREEMENT is made on the 27th day of November, 2006.
BETWEEN:-
(1)	BEIJING HOLDINGS LIMITED, a company incorporated in Hong Kong with limited liability and whose registered office is situated at Room 4301, 43/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Vendor”); and

(2)	CHINA BIOTECH HOLDINGS LIMITED, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situated at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Purchaser”).
WHEREAS:-
(A)	China Technology Development Group Corporation (the “Issuer”) is a company incorporated in the British Virgin Islands, the particulars of which are set out in Schedule 1. All the issued Shares (as defined below) are listed on NASDAQ in the United States of America.

(B)	The Vendor is the registered and beneficial owner of the SPA Sale Shares (as defined below) respectively.

(C)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the SPA Sale Shares upon the terms and conditions contained in this Agreement.
AND NOW IT IS HEREBY AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:-

Expression	Meaning

“Accounts Date”	December 31, 2005

“Audited Accounts”	the audited consolidated financial statements of the Group for the year ended December 31, 2005

“Business Day”	means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business

“Completion”	the completion of the sale and purchase of the SPA Sale Shares in accordance with Clause 5

“Completion Date”	date of Completion, which shall be a date not later than 10 Business Days following the date of the shareholders’ meeting, or such other date as the parties may agree, subject to the potential postponement in accordance with Clause 6.2(a)

“Consideration”	the consideration for the sale and purchase of the SPA Sale Shares as set out in Clause 4.1

Expression	Meaning

“Escrow Agent”	Acrulli Fong & Ng

“Escrow Agreement”	means the escrow agreement dated November 27, 2006, by and among the Escrow Agent and the Vendor, China Internet Technology Co. Ltd., CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited and the Purchaser, in connection with the Placing Sale Shares in the form and substance substantially set out in Schedule 4

“Group”	the Issuer and its subsidiaries (the structure chart of which is set out in Schedule 2) and “member of the Group” or “Group Company” shall be construed accordingly

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Intellectual Property Rights”	all inventions, patents, registered designs, design rights, database rights and copyrights, know-how and trade marks (whether registered or not) and the goodwill therein and applications for any of the same and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which may subsist anywhere in the world

“Management Accounts”	the unaudited consolidated management accounts of the Group made up to June 30, 2006

“Management Accounts Date”	June 30, 2006

“Material Adverse Change”	any change, event or effect that individually or in the aggregate might have a material adverse effect on the Group’s business, results of operations, assets, financial condition or the transactions contemplated by this Agreement

“NASDAQ”	The NASDAQ Stock Market, Inc.

“parties”	the parties to this Agreement; and “party” means any one of them

“Placing Agent”	China Merchants Securities (HK) Co. Ltd.

“Placing Agency Agreement”	the placing agency agreement dated November 27, 2006, by and among the Vendor, China Internet Technology Co. Ltd., CMEC Ceramics Holdings Limited and Perfect Capital Holdings Limited and the Placing Agent for the placing of 4,250,000 Shares (“Placing Sale Shares”)

“PRC”	the People’s Republic of China

Expression	Meaning

“Registration Rights Agreement(s)”	means each of the agreements, by and between the Issuer and each of the Purchaser, Eastern Ceremony Group Limited, Harvest Smart Overseas Limited and the Vendor, which govern the rights of the parties to cause the Issuer to register the Registrable Securities as defined therein

“Regulation S”	Regulation S under the Securities Act

“SEC”	the United States Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933, as amended

“Share(s)”	share(s) of US$0.01 each in the capital of the Issuer

“Share Transfer Agent”	means American Stock Transfer and Trust Company

“Shareholders’ Circular”	means the shareholders’ circular attached to the proxy card and notice of the shareholders’ meeting of the Issuer dated November 28, 2006, to be distributed to the shareholders of the Issuer

“SPA Sale Shares”	for purpose of this Agreement, “SPA Sale Shares” means the 2,000,000 issued and fully paid-up ordinary shares of US$0.01 each in the capital of the Issuer which are beneficially owned by, and to be sold to the Purchaser by, the Vendor

“Subscribers”	means China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited, being the purchasers of Subscription Securities pursuant to the Subscription Agreement

“Subscription Agreements”	each of the subscription agreements by and between the Issuer and each of the Subscribers for the subscription of the Subscription Securities

“Subscription Securities”	means, in relation to each Subscriber as specified in the Subscription Agreement, the new Shares (“Subscription Shares”) and the warrants (“Warrants”) for the subscription of additional Shares (“Warrant Shares”) subscribed by such Subscriber pursuant to the Subscription Agreement

“Subsidiary”	any subsidiary of the Issuer (as defined in the Companies Ordinance, Cap 32 of the Laws of Hong Kong)

“Taxation”	means all forms of tax, duty, rate, levy or other imposition whenever (if any) and by whatever authority imposed and whether in Hong Kong, the PRC, United States of America or elsewhere,

Expression	Meaning

including (without limitation) profits tax, provisional profits tax, interest tax, property tax, real estate tax, land use fees, land appreciation tax, taxes on income, value added tax, withholding tax, salaries tax, payroll tax, customs duties, excise duties, rates, stamp duty, capital duty, estate duty and any interest, penalty or fine in connection with any such taxation as applicable to each Group Company

“Transaction”	means, for purpose of this Agreement, the sale of the SPA Sale Shares pursuant to this Agreement

“Transaction Documents”	shall mean this Agreement, the Subscription Agreements and Registration Rights Agreement for each of Eastern Ceremony Group Limited and Harvest Smart Overseas Limited and the Placing Agency Agreement

“US$”	United States Dollars, the lawful currency of the United States of America

“Vendor’s Warranties”	the representations, warranties and undertakings set out in Clause 7 and Schedule 3 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Vendor
1.2	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3	References to Clauses, Schedules and Exhibits are references to Clauses, Schedules and Exhibits of or to this Agreement and the Schedules and Exhibits shall be deemed to form part of this Agreement.

1.4	Words and expressions in the singular include the plural and vice versa.

1.5	Reference to persons includes any public body and any body of persons, corporate or unincorporate.

1.6	Reference to ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

1.7	A document expressed to be “in the agreed form” means a document the form and terms of which have been approved by or on behalf of the Vendor and the Purchaser and a copy of which has been signed on or before Completion for the purpose of identification by or on behalf of the Vendor and the Purchaser.

1.8	References to documents shall be constructed as references to such documents as may be amended from time to time.

2.	SALE AND PURCHASE OF THE SPA SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor agrees to sell and the Purchaser, in reliance on the Vendor’s Warranties and the indemnities hereunder made or given by the Vendor, agrees to purchase the SPA Sale Shares free from all liens, charges, encumbrances, pre-emption rights, equities and other third party rights whatsoever and together all rights attached to the SPA Sale Shares at the Completion Date or subsequently becoming attached to the SPA Sale Shares.

3.	CONDITIONS PRECEDENT
3.1	Completion of this Agreement shall be conditional upon the following conditions being fulfilled to the satisfaction of the Purchaser as soon as practicable following the execution of this Agreement:-
(a)	board resolutions of the Vendor, approving the entering into and performance of this Agreement, sale of the SPA Sale Shares and the execution of all other documents contemplated hereunder;

(b)	board resolutions of the Purchaser approving the entering into and performance of this Agreement and the execution of all other documents contemplated hereunder;

(c)	there not having come to the attention of the Purchaser at any time prior to Completion (i) any material breach of, or any event rending untrue or incorrect in any material respect, any of the representations, warranties or undertakings referred to in Schedule 3 or (ii) any breach of, or failure to perform, any of the other obligations of the Vendor which are required to be performed at or before Completion;

(d)	the Shares, and the SPA Sale Shares, shall continue to be listed on NASDAQ;

(e)	all necessary consents, authorisations and approvals from all appropriate regulatory or governmental bodies in Hong Kong, United States of America, British Virgin Islands or elsewhere for the transactions contemplated hereunder;

(f)	the shareholders’ resolutions of the Issuer approving the sale and purchase of the SPA Sale Shares, sale of Placing Sale Shares, issuance and subscription of Subscription Securities and the other matters set out therein;

(g)	the preparation and concurrent execution and completion of all Transaction Documents and the satisfaction of all conditions precedent contained therein (unless waived by the authorized parties in accordance with the relevant terms of the Transaction Documents) as well as execution of the Escrow Agreement;

(h)	the Issuer shall have filed a supplemental listing application and obtained the necessary approval from NASDAQ for the listing of the Subscription Shares and Warrant Shares currently issuable upon the exercise of the Warrants;

(i)	there shall have been no Material Adverse Change since the date in respect of which the Accounts Date was made up;

(j)	the Vendor shall separately provide a written certification on the Completion Date certifying that the SPA Sale Shares it held as set out in this Agreement are free and clear of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching hereto as at the Completion Date, including the right to receive all dividends or other distributions declared, made or paid on the SPA

Sale Shares at any time after the Completion Date;
3.2	If any of the above conditions has not been fulfilled or waived (except that conditions 3.1(a) to 3.1(i) cannot be waived) on or before January 31, 2007 (or such later date as may be agreed between the parties), this Agreement shall terminate (other than Clauses 14, 16, 17 and 20 which shall remain to be effective) and none of the parties shall have any claim against the others for costs, damages, compensation or otherwise apart from any antecedent breaches of any provisions hereof.
3.3	The Vendor and the Purchaser shall use their respective best endeavours to procure that the conditions in Clause 3.1 above are satisfied not later than the date specified in that Clause 3.2.
4.	CONSIDERATION
4.1	The consideration for the SPA Sale Shares shall be US$5,000,000, being US$2.50 per SPA Sale Share, which shall be settled on or before the Completion Date in a manner as agreed by the Vendor and the Purchaser.

5.	COMPLETION

5.1	Subject to Clause 6 and the fulfillment (or waiver, as the case may be) of all conditions precedent, the Completion of the sale and purchase of the SPA Sale Shares contemplated in this Agreement shall take place at 8:30am at the office of Baker & McKenzie, legal advisor to the Issuer, on the day agreed by the parties that is not later than 10 Business Days following the date of the shareholders’ meeting, or such other date as the parties may agree in writing from time to time when the business described in Clauses 5.3, 5.4, 5.5, 5.6 and 5.7 will be simultaneously transacted.

5.2	Seven (7) Business Days before the Completion of the Agreement, the Vendor shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of SPA Sale Shares to be sold to the Purchaser bearing the appropriate Securities Act legend, duly executed in favor of the Purchaser. The newly issued share certificates representing the SPA Sale Shares shall be delivered by the Share Transfer Agent and received by the Vendor one (1) Business Day before the Completion Date.

5.3	On the Completion Date, the Vendor shall deliver or cause to be delivered to the Purchaser or the Escrow Agent where specified, inter alia, the following documents:
(a)	certified copies of board resolutions of the Vendor approving the sale of the SPA Sale Shares, the entry into and consummation of this Agreement as referred to in Clause 3.1(a);

(b)	a signed resignation letter from Mr. Michael Siu resigning from the positions of executive director, Chief Financial Officer and Company Secretary of the Issuer, to be effective upon the presentation to the board of directors of the Issuer before the completion of the Subscription Agreement between the Issuer and the Purchaser to be delivered to the Escrow Agent;

(c)	a signed resignation letter from each of Mr. Peter Fu and Mr. L C Wan, as independent directors of the Company, to be effective upon the presentation to the board of directors of the Issuer before the completion of the Subscription Agreement between the Issuer and the Purchaser to be delivered to the Escrow Agent;

(d)	a certified true copy of the minutes of a meeting of the board of directors of the Issuer at which the directors have approved, subject to Completion:
(i)	the registration of the Purchaser and/or its nominees, as applicable, as shareholders of the Issuer in respect of the SPA Sale Shares;

(ii)	the appointment of Mr. Zhenwei Lu as an executive director of the Issuer effective immediately after the presentation of Mr. Michael Siu’s resignation but in any event before the completion of the Subscription Agreement between the Issuer and the Purchaser; and

(iii)	the appointment of Mr. Yibing Zhang as the Chief Financial Officer and Company Secretary effective immediately after the presentation of Mr. Michael Siu’s resignation but in any event before the completion of the Subscription Agreement between the Issuer and the Purchaser;
The resignation letters of the out-going directors as referred to in (ii), (iii) and Clause 5.3 (b) and (c) above shall contain a confirmation under seal that each of them has no claim (and, in so far there is any, unconditionally waiving any such claim) whatsoever against the Issuer for loss or termination of office;

(e)	signed copies of the Escrow Agreement entered into pursuant to this Agreement and the Placing Agency Agreement;

(f)	certified copies of all powers of attorney or other authorities under which any of the documents referred to in this Clause 5.3 is executed;

(g)	subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date, the Vendor shall deliver the newly issued share certificates representing the SPA Sale Shares to the Purchaser on the Completion Date and concurrently provide certified copies of the same to the Escrow Agent and other parties that the Purchaser may designate; the Purchaser shall provide a confirmation of receipt of such certificates to both the Vendor and the Escrow Agent.
5.4	On the Completion Date, unless the Vendor and the Purchaser have agreed to settle the payment of the consideration in any other manner, the Purchaser shall issue an irrevocable written instruction for the transfer of consideration under this Agreement (“SPA Escrow Amount”) in immediately available funds and in US dollars through the Clearing House Automatic Transfer System (“CHATS”) to an interest-bearing escrow account designated by and held under in the name of the Escrow Agent.

5.5	On the Completion Date, the Purchaser shall:
(a)	deliver to the Vendor certified copies of board resolutions of the Purchaser approving the entering into and performance of this Agreement and the execution of all other documents contemplated hereunder as referred to in Clause 3.1(b);

(b)	deliver signed copies of the Escrow Agreement entered into pursuant to this Agreement and the Placing Agency Agreement; and

(c)	provide certified copies of all powers of attorney or other authorities under which any of the documents referred to in this Clause 5.5 is executed.
5.6	Subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date and with a written instruction issued jointly by both the Vendor and the Purchaser to the Escrow Agent for the release of the SPA Escrow Amount, in accordance with the Escrow Agreement, the Escrow Agent shall release the SPA Escrow Amount to a bank account designated by the Vendor and specified in the Escrow Agreement or the Vendor and Purchaser may settle the payment in any other manner as agreed by the Vendor and the Purchaser; the Vendor shall issue a confirmation to the Purchaser and the Escrow Agent confirming the receipt of the SPA Escrow Amount.
5.7	Subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement and the Escrow Agreement, on the Completion Date, the Vendor shall cause the Issuer to issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Purchaser and/or its nominee, in the register of members of the Issuer as registered shareholder of the Issuer. The Vendors shall cause the Issuer to take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

6.	DEFAULT UNDER CLAUSES 3 AND 5

6.1	Neither the Vendor nor the Purchaser is obliged to complete this Agreement until the parties comply fully with the conditions precedent and the completion requirements as set out in Clauses 3 and 5.

6.2	If in any respect the requirements as set out in Clause 5.2, 5.3, 5.4, 5.5, 5.6 and 5.7 are not complied with on the Completion Date, the non-defaulting party may:-
(a)	defer Completion to a date not more than one month after the Completion Date (in which case this Clause shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable and in any case without prejudice to its rights under this Agreement; or

(c)	rescind this Agreement (other than Clauses 14, 16, 17, and 20) without prejudice to the rights of either party in respect of antecedent breaches.
7.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

7.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements in Schedule 3 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

7.2	The Purchaser’s rights in respect of each of the said Vendor’s Warranties contained in this Agreement (including all Schedules) will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Issuer of which the Purchaser has knowledge (however acquired and whether actual, imputed or constructive).

7.3	Prior to Completion, if any of the Vendor’s Warranties set out in this Clause 7 and Schedule 3 is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of the Vendor becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Vendor, the Vendor shall forthwith notify the Purchaser thereof, and in all these events, the Purchaser shall not be bound to procure the completion of the sale and purchase of the SPA Sale Shares and may by notice in writing rescind this Agreement, in which event the parties shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 14, 16, 17 and 20 and without prejudice to the rights of either party in respect of antecedent breaches.
7.4	The Vendor’s Warranties set out in each paragraph of Schedule 3 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

7.5	The Vendor’s Warranties set out in each paragraph of Schedule 3 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

7.6	In the event of discovery, after Completion, of either breach or non-fulfillment, of any of the Vendor’s Warranties made or given by the Vendor in this Agreement or any matter the subject of such Vendor’s Warranties not being as represented, warranted or undertaken with the result that:
(a)	any asset or contract of any member of the Group which has been included in the Audited Accounts thereby cease to belong to the relevant member of the Group or is affected by third party interests; or

(b)	any member of the Group thereby has incurred or is or becomes under any liability which it would not have incurred but for such event; or

(c)	the net assets of any member of the Group are diminished or less than they would have been had no such breach occurred, then the Vendor agrees to pay to, upon written request of the Purchaser, the relevant member of the Group either:
(i)	an amount sufficient to make good the diminution in the amount or value of the asset or contract or all loss occasioned by or arising out of such liability; or

(ii)	an amount equal to the diminution thereby caused in the value of the SPA Sale Shares.
7.7	The Vendor hereby agrees to indemnify the Purchaser and, upon written request of the Purchaser, the relevant member of the Group and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Purchaser and/or the relevant member of the Group may incur either before or after the commencement of any action in connection with:-
(a)	the settlement of any claim that any of the Vendor’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Purchaser claims that any of the Vendor’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(c)	the enforcement of any such settlement or judgment.
7.8	The Vendor hereby agrees to indemnify and keep indemnified the Purchaser in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Purchaser and arising whether directly or indirectly as a consequence of any breach by the Vendor of any of its obligations, commitments, undertakings, agreements, representations, warranties and indemnities under or pursuant to this Agreement.

7.9	These rights of the Purchaser under Clauses 7.6, 7.7 and 7.8 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

7.10	The Vendor shall not be liable for any claim in respect of the Vendor’s Warranties and this Agreement unless:
(a)	the Vendor shall have received from the Purchaser written notice of such claim specifying in reasonable details the event or default to which the claim relates and the nature of the breach not later than the expiry of a period of 24 months after the Completion Date;

(b)	the aggregate amount of liability of the Vendor for all claims made in respect of the Vendor’s Warranties or otherwise under the terms of this Agreement shall not exceed US$5,000,000;

(c)	the amount recoverable from the Vendor in respect thereof is in excess of US$100,000 or if any claim is below US$100,000, when aggregated with any other amounts so recoverable by the Purchaser in respect of any other claims below US$100,000 exceeds US$100,000, and under these circumstances, the Vendor shall be liable for all amounts so claimed.
7.11	From the date of this Agreement until the Completion Date, save as those approved otherwise by board resolution before the date of this Agreement, the Vendor shall procure that (save with the prior consent in writing of the Purchaser or as contemplated under this Agreement) each member of the Group:-
(a)	shall use reasonable efforts to preserve its present business organizations, operations and relationships and maintain all necessary licences relating to the operation of the business such that such licenses will not be revoked as a result of the sale and purchase of the SPA Sale Shares;

(b)	shall use reasonable efforts to preserve its rights, franchises, goodwill and relations with its customers and others with whom it conducts business;

(c)	shall not make any change in their respective share capital or registered capital or rights attaching thereto or do or permit to be done any act, deed or thing which might result in any such change, except for the issuance of Subscription Securities pursuant to the Subscription Agreement;

(d)	shall not borrow or otherwise raise money or incur or discharge any indebtedness or create any security where the individual amount of any of such borrowing, indebtedness or security shall exceed US$100,000 and/or where the aggregate amount of all of such borrowing, indebtedness or security shall exceed US$300,000 (including shareholders’ loan);

(e)	shall not enter into or terminate any contract (other than in its ordinary course of business) or enter into any capital commitment or undertake or incur any contingent liability;

(f)	shall carry on its business in the ordinary course in a manner consistent with past practices and shall not in any respect depart from the ordinary course of its day to day business;
(g)	shall not create or permit to arise any lien, charge, pledge, mortgage or other security interest or third party right or interest on or in respect of any of its undertaking, property or assets;

(h)	shall not declare, pay or make any dividends or other distributions;

(i)	shall not appoint or remove any directors or officers or members of the senior management of the Group, except (1) as contemplated hereunder as conditions precedent to the Completion and (2) in connection with the appointment of individuals currently serving as senior executive officers of the Issuer as consultants to the Issuer as contemplated hereunder as conditions precedent to the Completion;

(j)	shall not increase or agree to increase the remuneration, commission and any benefit in kind of its directors, employees or officers or make any loan or other payment or confer any benefit upon any such person or any of their dependents or engage or dismiss any senior officers or have the terms of their employment varied, except (1) as contemplated hereunder as conditions precedent to the Completion and (2) in connection with the appointment of individuals currently serving as senior executive officers of the Issuer as consultants to the Issuer as contemplated hereunder as conditions precedent to the Completion;

(k)	shall not acquire or agree to acquire or dispose or agree to dispose of any asset or enter into any contract for such acquisition or disposal save in its ordinary course of business;

(l)	shall not alter or agree to alter the terms of any existing financing facilities or arrange any additional financing facilities other than in the ordinary course of business;

(m)	shall not alter, amend or vary the terms and conditions of any joint venture contract;

(n)	shall not compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing;

(o)	shall not release, compromise or write off any material amount recorded in the books of account of the Issuer or its subsidiaries as owing by any debtors;

(p)	shall not propose or carry out any capital restructuring activities including but not limited to public or private placement, rights issue, consolidation, sub-division, except for the issuance of Subscription Securities pursuant to the Subscription Agreements;

(q)	shall procure that the terms of the engagement of auditors, legal advisers and other professional advisers be reasonable and negotiated in the best interests of the relevant member of the Group;

(r)	shall not take or omit any action which may adversely affect its information technology systems and equipment; and

(s)	shall maintain its books and records which shall be properly written up and accurately present and reflect in accordance with generally accepted accounting principles in the United States of America all the transactions entered into by each Group Company or to which each such Group Company has been a party so as to give and reflect a true and fair view of the financial, trading and contractual position of each such Group Company and of its fixed and current and contingent assets and liabilities and debtors and creditors, and the Vendor shall procure that the Purchaser be kept fully, punctually and regularly informed, in writing, of the affairs of the Group.

8.	REPRESENTATIONS AND WARRANTIES AS TO AUTHORITY AND LEGALITY

Each party hereto represents and warrants to the other that:

8.1	it has full power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations hereunder have been duly taken and this Agreement will, when executed by each of them, be a legal, valid and binding agreement on it and enforceable in accordance with the terms thereof; and

8.2	the execution, delivery and performance of this Agreement do not and will not violate in any respect any provision of any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong, the PRC, or the British Virgin Islands or any jurisdiction in which the party is incorporated or resides or any part thereof prevailing as at the date of this Agreement and as at Completion.

9.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE PURCHASER

9.1	The Purchaser is duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

9.2	The Purchaser is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Purchaser has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the SPA Sale Shares; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the SPA Sale Shares for an indefinite period of time, in view of the restrictions on transfer set out in Clause 9.5.

9.3	The Purchaser is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. The Purchaser’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Purchaser was located outside the United States.

9.4	The Purchaser is purchasing the SPA Sale Shares solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Purchaser has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the SPA Sale Shares or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the SPA Sale Shares may be transferred to any other party.
9.5	The Purchaser agrees to resell the SPA Sale Shares only in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act, if available.

9.6	The Purchaser agrees that the SPA Sale Shares will bear the applicable transfer restriction legend to reflect transfer restrictions referenced in Clause 9.5 above.

9.7	The Purchaser agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Purchaser contained in this Agreement.
10.	SEVERABILITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

11.	ENTIRE AGREEMENT

This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties in connection with the subject matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and (save as expressly provided or reserved herein) neither party has relied on any such proposals, representations, warranties, agreements or undertakings.

12.	ACCESS

The Vendor shall procure that as from the date of this Agreement the Purchaser and any persons authorised by it shall be given full access to the employees, premises, plant, machinery, books of account, records and documents of the Group and the directors and employees of the Group shall be instructed to give promptly to the Purchaser and any persons authorised by it all information in relation to the Group that the Purchaser may request.

13.	TIME

13.1	Time shall be of the essence of this Agreement.

13.2	No time or indulgence given by any party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder.

14.	ANNOUNCEMENTS AND CONFIDENTIALITY

14.1	The Vendor hereby unconditionally and irrevocably undertakes to provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Group as may reasonably be required by the Purchaser for the purpose of complying with any requirement of (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities.

14.2	The company secretary of the Issuer will prepare and distribute a Shareholders’ Circular and an announcement relating to the Agreement and the Transaction in compliance with the securities laws of the United States and applicable NASDAQ listing rules. The parties further agree and acknowledge that such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, the parties hereto agree that the Issuer shall be permitted to issue an announcement upon the execution of the Transaction Documents prior to Completion. Except as set out in this Clause 14.2, each party (other than the Issuer) hereby undertakes that no public announcement or communication which is material in relation to the Transaction shall be made or despatched by any party to this Agreement between the date hereof and the Completion Date without the prior written consent of the Issuer and as to the content, timing and manner of making or despatch thereof, which consent shall not be unreasonably withheld. In addition, the Vendor hereby agrees that all announcements and communication in relation to the Transaction shall only be made through the company secretary of the Issuer.

14.3	Subject to Clause 14.2, neither of the parties shall make, and the Vendor shall procure that the Group will not make any announcement or release or disclose any information concerning this Agreement or the transactions herein referred to or disclose the identity of the other parties (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other party.

14.4	This Clause shall remain effective notwithstanding Completion or termination of this Agreement.

15.	ASSIGNMENT

This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the parties but shall not be assigned by any party without the prior written consent of the other party.

16.	NOTICES AND OTHER COMMUNICATION

16.1	Any notice or other communication to be given under this Agreement shall be in writing and delivered personally or sent by pre-paid post or by facsimile or telex. Any such notice or communication shall be sent to the party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post, facsimile or telex at the address or telex number or fax number of the relevant party set out below (or such other address or telex number or fax number as the addressee has by five (5) Business Days prior written notice specified to the other parties):-

To the Vendor
Address	:	Room 4301, 43/F., Central Plaza
18 Harbour Road, Wanchai
Hong Kong
Fax Number	:	+852 2858 1544
Attention	:	Mr. Qian Xu

To the Purchaser

Address	:	5/F, B&H Plaza, 27 Industry Ave
Shekou, Shenzhen 518067
China
Fax Number	:	+86- 755- 2689 2899
Attention	:	Mr. Lu Zhenwei
16.2	Any such notice, demand or communication shall be deemed to have been duly served:-
(a)	if given or made by hand, when delivered;

(b)	if given or made by letter within Hong Kong, two (2) Business Days after posting;

(c)	if given or made by letter outside Hong Kong, seven (7) Business Days after posting; and

(d)	if given or made by facsimile or telex, when despatched with confirmed answerback.
17.	COSTS AND EXPENSES

The Vendor shall bear all legal and professional fees, costs and expenses incurred by the parties in the negotiation, preparation, execution and completion of this Agreement. The stamp duty incurred in connection with this Agreement (if any) shall be borne by the Vendor.

18.	FURTHER ASSURANCE

At all times after the date hereof, the parties shall at their own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

19.	COUNTERPART

This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together individually or otherwise executed by all parties will constitute one and the same document.

20.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong.

IN WITNESS whereof this Agreement has been executed on the day and year first above written.

SIGNED by	)
For and on behalf of	)
BEIJING HOLDINGS LIMITED	)
in the presence of:	)

SIGNED by	)
For and on behalf of	)
CHINA BIOTECH HOLDINGS LIMITED	)
in the presence of:	)

SCHEDULE 1
PARTICULARS OF THE ISSUER

The Issuer

Name	:	China Technology Development Group Corporation

Place of incorporation	:	British Virgin Islands

Date of incorporation	:	September 19, 1995, with IBC No. 161076

CUSIP number	:	G84384109

Authorised share capital	:	US$25,000,000 divided into 2,500,000,000 shares of US$0.01 each to be increased to US$50,000,000 upon the approval and adoption of the Amended and Restated Memorandum and Articles of Association by the members of the Issuer

Issued share capital	:	US$113,095 divided into 11,309,497 shares of US$0.01 each

Directors	:	Name	Positions with the Issuer

		Changshan Zhao	Chairman of the Board and Executive Director
		Xu Qian	Chief Executive Officer and Executive Director
		Alan Li	Co-Chief Executive Officer (Greater China) and Executive Director
		Ju Zhang	Executive Director
		Michael Siu	Chief Financial Officer, Secretary and Executive Director
		Peter Fu	Independent Director
		L C Wan	Independent Director
		Meng Wan	Independent Director
		Yezhong Ni	Independent Director
		Weidong Wang	Independent Director
		Xinping Shi	Independent Director

SCHEDULE 2
GROUP STRUCTURE CHART
Corporate and share ownership structure as of October 31, 2006:

SCHEDULE 3
REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE VENDOR
In this Schedule, save for and to the extent the context otherwise requires, references to a “Group Company” shall be construed as a reference to the Issuer or any subsidiary of the Issuer individually and each representation, warranty or undertaking shall be deemed to have been given in respect of each such Group Company.
1.	General Information and Powers of the Vendor

(A)	The execution, delivery and performance of this Agreement by the Vendor do not and will not violate in any respect any provision of (i) the laws and documents incorporating and constituting the Issuer prevailing as at the date of this Agreement and as at Completion; or (ii) any mortgage, contract or other undertaking or instrument to which the Vendor is a party or which is binding upon it or any of its assets, and does not and will not result in the creation or imposition of any encumbrance on any of its assets pursuant to the provisions of any such mortgage, contract or other undertaking or instrument.

(B)	As at the date of this Agreement and immediately prior to Completion, the information set out in the Recitals and Schedules to this Agreement is true, accurate and complete.

(C)	The Shares are listed for trading on NASDAQ.

(D)	Neither the Issuer nor any of its directors or officers is in breach of the securities laws of the United States, the rules and regulations of the SEC and NASDAQ nor has any of them committed any act or omission which constitutes a violation of the securities laws of the United States a breach of the rules and regulations of the SEC and NASDAQ.

(E)	All published information as filed by the Issuer regarding the Group is true, accurate and not misleading in all material respects.

(F)	All information about each Group Company which, if disclosed, may reasonably have been expected to affect the decision of the Purchaser to enter into this Agreement or cause it to seek additional contractual obligations, has been fully and freely disclosed to the Purchaser in writing prior to the date of this Agreement.

(G)	All information disclosed to the Purchaser by the Vendor is true, accurate and not misleading in all material respects and the Vendor has not withheld any other information or facts the omission of which will make the information made available to the Purchaser incorrect or misleading.

2.	SPA Sale Shares

(A)	The SPA Sale Shares were allotted and issued fully paid in accordance with the Memorandum and Articles of Association of the Issuer and in compliance with all relevant laws of the British Virgin Islands and rank pari passu in all respects inter se and with all other Shares.

(B)	The SPA Sale Shares are free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

(C)	There is no agreement or commitment outstanding which calls for the allotment of or issue or accords to any person the right to call for the allotment or issue of any shares in or securities or debentures of each Group Company except for the transactions contemplated under the Subscription Agreement.

3.	Compliance with Legal Requirements

(A)	Each Group Company is duly incorporated and in good standing and, has properly complied with all filing and registration requirements in respect of corporate or other documents imposed under the relevant laws of the jurisdiction in which it was incorporated.

(B)	Each Group Company and its directors (in their capacity as such) has complied with all relevant legislation, rules and regulations, obtained and complied with all necessary consents and licences (if any) to carry on the business of the development and sale of internet security products and services and nutraceuticals business whether in the country, territory or state in which it is incorporated or elsewhere, including (but without limitation) legislation relating to the operation of business of each Group Company, securities, real property, Taxation and prevention of corruption and have complied with all legal requirements in relation to any transactions to which it is or has been a party prior to Completion.

(C)	Neither the Vendor nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the SPA Sale Shares under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the SPA Sale Shares. Neither the Vendor, its affiliates nor any persons acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the SPA Sale Shares and it and they have complied and will comply with the offering restrictions requirement of Regulation S.

4.	Accounts

(A)	The Audited Accounts:-
(i)	were prepared in accordance with applicable laws and with generally accepted accounting principles, standards and practices in the United States of America (including all applicable rules and standards of SEC, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Public Company Accounting Oversight Board) at the time they were prepared;

(ii)	are complete and accurate, correctly make or include full provision for any bad and doubtful debts and all established liabilities, make proper and adequate provision for (or contain a note in accordance with good accounting practice respecting) all deferred, disputed or contingent liabilities (whether liquidated or unliquidated) and all capital commitments of the Group as at the Accounts Date and the reserves and provisions (if any) made therein for all Taxation relating to any period on or before the Accounts Date are proper and adequate;

(iii)	fairly present the consolidated financial position, results of operations, earnings and cash flow of the Group as at the respective dates and for the periods indicated therein and such financial statements have been prepared in accordance with applicable accounting standards; and

(iv)	correctly include all the assets of the Group as at the Accounts Date and the rate of depreciation adopted therein is sufficient for each of the fixed assets of the Group to be fully depreciated by the end of their estimated lives.

(B)	The Management Accounts:-
(i)	(a) were prepared in accordance with the accounting policies of the Group in preparing management accounts and the notes, if any, set out therein, and (b) in respect of which the accounting policies adopted by the Group in preparing the Audited Accounts have been consistently applied (except where accounting policies, standards and practices have been changed, the new principles, standards and practices have been applied); and

(ii)	show a fair view of the assets and liabilities and profits and losses of the Group as at and up to the Management Accounts Date and the Group’s results for the financial period ended on that date, subject to any year end audit adjustments.
(C)	The accounting and other books and records of each of Group Company are in its possession, have been properly written up and accurately present and reflect in accordance with generally accepted accounting principles and standards all the transactions entered into by each Group Company or to which each such Group Company has been a party and there are at the date hereof and as at Completion no material inaccuracies or discrepancies of any kind contained or reflected in any of the said books and records, and that at the date hereof they give and reflect a true and fair view of the financial, trading and contractual position of each such Group Company and of its fixed and current and contingent assets and liabilities and debtors and creditors.

(D)	Since the Accounts Date and save as disclosed or reflected in the Management Accounts:-
(i)	none of the Group Companies has entered into any material contracts or commitments binding on it (other than contracts entered into in the ordinary course of its business) and there has not been any acquisition or disposal by any Group Company of material fixed or capital assets or any agreement to effect the same;

(ii)	there has not been any creation of liabilities by any Group Company (other than on normal commercial terms in the ordinary course of its business);

(iii)	no event has occurred as regards any Group Company which would entitle any third party to terminate any material contract or any material benefit enjoyed by such Group Company or call in any material amount of money before the normal due date therefor or indebtedness;

(iv)	none of the Group Companies has created any mortgage or charge on the whole or any part of its assets;

(v)	none of the Group Companies has borrowed except from bankers and shareholders in the ordinary course of its day to day trading operation or increased any secured liability;

(vi)	the business of each Group Company has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the past; no fixed asset or stock has been written up nor any debt written off, and, except as set forth in clause (i) above, no unusual or abnormal contract has been entered into by any Group Company.
5.	Assets

(A)	The assets included in the Management Accounts and/or the Accounts or acquired since the

Accounts Date and all assets used or owned by or in the possession of each Group Company:
(i)	are legally and beneficially owned by that Group Company free from any mortgage, charge, lien or similar encumbrance any hire-purchase agreement or agreement for payment on deferred terms or bills of sale or lien, charge or other encumbrance;

(ii)	are in the possession or under the control of that Group Company;

(iii)	where purchased on terms that property does not pass until full payment has been made, have been paid for in full by that Group Company; and

(iv)	comprise all the assets, property and rights which that Group Company owns or which it uses or requires for the purpose of carrying on its business.
6.	Taxation

(A)	Each Group Company has complied with all relevant legal requirements relating to registration or notification for Taxation purposes.

(B)	The Issuer and each of its subsidiaries has, on a timely basis, filed all necessary tax returns and notices and ahs paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due; the Issuer is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any of its subsidiaries which have not otherwise been provided for by the Issuer.

7.	Loans

(A)	The total amount borrowed by each Group Company (as determined in accordance with the provisions of the relevant instrument or document) does not exceed any limitation on its borrowing powers contained in its articles of association or equivalent constitutional document, or in any debenture or other deed or document binding upon it.

(B)	No material outstanding indebtedness of any Group Company has become payable by reason of default by the Group Company and no event of default has occurred or is pending which with the lapse of time or the fulfillment of any condition or the giving of notice may result in any such indebtedness becoming so payable prior to maturity or in the event that there has been any event of default under any facilities which would have entitled the lender(s) to require early repayment of the outstanding amounts under the facilities, the lender(s) have waived their rights to require early repayment.

8.	Litigation

Except as disclosed or reflected in the Audited Accounts and Management Accounts, no Group Company is a party to any litigation, arbitration or prosecutions or to any other legal or contractual proceedings or hearings or administrative or criminal proceedings before any statutory, regulatory or governmental body, department, board or agency or to any material disputes or to or the subject of any investigation by any authority in the place where the business of the Group Company is conducted and no litigation, arbitration, prosecution or other legal or contractual proceedings or administrative or criminal proceedings or investigations are threatened or pending either by or against any Group Company and there are no facts or circumstances, subsisting which might give rise to any such proceeding, investigation, hearing or to any dispute or to any payment and there are no unfulfilled or unsatisfied judgment or court orders against any Group Company.

9.	Contracts and Commitments

(A)	Except as disclosed or reflected in the Audited Accounts and Management Accounts, there is not now outstanding nor, save and except for such contracts or agreements which may be entered into by any Group Company pursuant to this Agreement, will there be outstanding at Completion with respect to any Group Company:-
(i)	any agreement (whether by way of guarantee, indemnity, warranty, representation or otherwise) under which any Group Company is under any actual or contingent liability in respect of the obligations of any person other than the relevant Group Company;

(ii)	any contract to which any Group Company is a party which is of a long-term (i.e. more than one year) and non-trading nature or contains any unusual or unduly onerous provision disclosure of which could reasonably be expected to influence the decision of the Purchaser in purchasing the SPA Sale Shares;

(iii)	any sale or purchase option or similar agreement affecting any assets owned or used by any Group Company (with a value in the books of account of such Group Company in excess of HK$500,000) except those entered into the ordinary course of day to day trading;

(iv)	any management agreements, joint venture agreements, agency agreements or any form of agreement whatsoever which entitles any person to bind any Group Company contractually, to settle, negotiate or compromise any accounts or claims or to collect, receive or share in any balances or sums payable to any Group Company save in the ordinary course of business;

(v)	any contract to which a Group Company is a party (except contracts with employees) and which is a contract for the sale of shares or assets which contains warranties or indemnities under which the Group Company still has a remaining liability or obligation;

(vi)	any contract to which a Group Company is a party in respect of which any other party is in material breach; or

(vii)	contractual arrangements between the Group Company and any party which will or may be legally terminated as a result of the execution or completion of this Agreement, the Subscription Agreement or any related agreement.
(B)	No Group Company is under any obligation, or party to any contract, which cannot readily be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort and which is material in the context of the Group’s business as a whole.

10.	Intellectual Property

(A)	The Intellectual Property Rights comprise all the intellectual property rights used or required for the purposes of the business of the Group (including trade names) which are material in the context of the Group’s business and all of the same are valid, in full force and effect, registered (where applicable) in the name of the relevant Group Company or the relevant licensor, not subject to renewal or re-registration within three months of the date hereof, and in the sole legal and beneficial ownership or the subject of valid licences held by the relevant Group Company.

(B)	The Group has not granted and is not obliged to grant any licences or assignments under or in respect of any Intellectual Property Rights or to disclose or provide know-how, trade secrets, technical assistance, confidential information or lists of customers or suppliers to any person outside the Group; and no such disclosure has been made.

(C)	The carrying of the material business of the Group in the ordinary and usual course as at present will not infringe any intellectual property rights of any third party or give rise to any commission, royalty or like fee of a material amount or require any consent to be obtained which is material in the context of the Group’s business.

(D)	All fees for the grant or renewal of the Intellectual Property Rights of or used in the Group’s business and which rights are material to the Group have been paid on demand or will be paid in due course and no circumstances exist which might lead to the cancellation, forfeiture or modification of any such Intellectual Property Rights or to the termination of or any claim for damages under any licence of Intellectual Property Rights to the relevant Group company.

11.	Insolvency

(A)	No order has been made or resolution passed for the winding up of a Group Company and there is not outstanding:-
(i)	any petition or order for the winding up of a Group Company;

(ii)	any receivership of the whole or any part of the undertaking or assets of a Group Company;

(iii)	any petition or order for the administration of a Group Company; or

(iv)	any voluntary arrangement between a Group Company and any of its creditors.
(B)	There are no circumstances which are known, or would on reasonable enquiry be known, to the Vendor and which would entitle any person to present a petition for the winding up or administration of a Group Company or to appoint a receiver of the whole or any part of its undertaking or assets.

(C)	No distress, execution or other process has been levied against any Group Company or action taken to repossess goods in the possession of any Group Company.

(D)	No floating charge created by any Group Company has crystallized and there are no circumstances likely to cause such a floating charge to crystallize.

(E)	None of the Group Companies is or has been a party to any transaction which may be avoided in a winding up.

SCHEDULE 4
ESCROW AGREEMENT
See Attached